# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RumbleOn, Inc., CIK 0001596961
CUSIP: 781386305
Title of class of securities: Class B Common Stock, $0.001 par value
Address of issuer's principal executive offices: 901 W. WALNUT HILL LANE, SUITE 110A, IRVING, Texas (TX), 75038
Date of event which requires filing of this statement: 08/10/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001589943
Persons authorized to receive notices and communications: Mitchell Raab, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, (212) 451-2300

## Reporting persons
- Stone House Capital Management, LLC (CIK 0001589943): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,104,346; sole dispositive power 0; shared dispositive power 7,104,346; aggregate amount beneficially owned 7,104,346 (18.7% of the class)
- SH Capital Partners, L.P. (CIK 0001497279): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,104,346; sole dispositive power 0; shared dispositive power 7,104,346; aggregate amount beneficially owned 7,104,346 (18.7% of the class)
- Cohen Mark A. (CIK 0001591240): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,104,346; sole dispositive power 0; shared dispositive power 7,104,346; aggregate amount beneficially owned 7,104,346 (18.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, $0.001 par value
Name of issuer: RumbleOn, Inc.
Address of issuer's principal executive offices: 901 W. WALNUT HILL LANE, SUITE 110A, IRVING, Texas (TX), 75038
Comment: This Amendment No. 5 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the shares of Class B Common Stock, $0.001 par value (the "Common Stock") of RumbleOn, Inc., a Nevada corporation (the "Issuer"), initially filed with the U.S. Securities and Exchange Commission on August 11, 2023, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on September 5, 2023, as amended and/or supplemented by Amendment No. 2 to the Schedule 13D filed on December 11, 2023, as amended and/or supplemented by Amendment No. 3 to the Schedule 13D filed on November 18, 2024, and as amended and/or supplemented by Amendment No. 4 to the Schedule 13D filed on December 23, 2024 (as amended, the "Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

On June 4, 2025, Mr. Cohen received a grant of 61,728 restricted stock units (the "June 2025 RSUs") calculated based on the share price at the close of trading on June 4, 2025. Each June 2025 RSU represents a contingent right to receive one share of Common Stock. The June 2025 RSUs will vest on June 4, 2026, and are subject to pro rata vesting if Mr. Cohen leaves the board of directors before that date. The June 2025 RSUs are held in an account by Mr. Cohen for the benefit of Partners and upon the applicable vesting date, the shares are intended to be transferred to Partners.

As previously reported, on August 9, 2024, Mr. Cohen received a grant of 28,531 August 2024 RSUs for his service on the board of directors of the issuer. On June 4, 2025, 28,531 of the August 2024 RSUs vested and were initially held in an account by Mr. Cohen for the benefit of Partners. On June 6, 2025, the shares were transferred to Partners for no consideration. The transfer represents a "bona fide gift" under Rule 16b-5 promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), and as such, the transaction is exempt for matching and short-swing liability purpose sunder Section 16(b) of the Act.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On August 10, 2025, the Issuer entered into separate commitment letters (collectively, the "Commitment Letters") with each of Stone House Capital Management, LLC, Mark Tkach and Bill Coulter (collectively, the "Commitment Parties"), pursuant to which each Commitment Party has committed to make $3,333,334 of subordinated loans to the Issuer (collectively, the "Subordinated Loans"). The aggregate gross proceeds of the Subordinated Loans, or approximately $10 million, will be used by the Issuer to prepay outstanding principal amounts owed under the Issuer's term loan credit agreement (the "Credit Agreement"). The Subordinated Loans will bear interest at a rate per annum of 13.0% per annum, payable semi-annually in-kind by increasing the principal amount of the Subordinated Loans. The Subordinated Loans will mature thirty-six months after the date of funding. The Subordinated Loans will be contractually subordinated in right of payment to the loans outstanding under the Credit Agreement (the "Senior Loans"). Each of the Commitment Parties has agreed to hold and make the commitments available until 11:59 p.m., Eastern Time, on September 5, 2025.

The foregoing description of the Commitment Letters and the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Issuer's current report on Form 8-K, dated August 11, 2025, the Issuer's press release, dated August 11, 2025, and the Form of Commitment Letter, dated as of August 10, 2025, which are each incorporated herein by reference to Exhibit 99.25, Exhibit 99.26, and Exhibit 99.27 to this Schedule 13D, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. Item 13 on each cover page hereto is based upon 38,002,422 shares of Class B Common Stock, outstanding as of August 1, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q, filed on August 11, 2025, by the Issuer with the U.S. Securities and Exchange Commission. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D. Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following:

99.25 - Current Report on Form 8-K, dated August 11, 2025 (incorporated by reference to the Issuer's Current Report on Form 8-K filed on August 11, 2025 by the Issuer with the U.S. Securities and Exchange Commission).

99.26 - Press Release, dated August 11, 2025 (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on August 11, 2025 by the Issuer with the U.S. Securities and Exchange Commission).

99.27 - Form of Commitment Letter, dated as of August 10, 2025, by and between RumbleOn, Inc. and each Lender party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 11, 2025 by the Issuer with the U.S. Securities and Exchange Commission).

## Signatures
- Stone House Capital Management, LLC: /s/ Mark Cohen, Mark Cohen, Managing Member (08/12/2025)
- SH Capital Partners, L.P.: /s/ Mark Cohen, Mark Cohen, Managing Member of Stone House Capital Management, LLC, its General Partner (08/12/2025)
- Cohen Mark A.: /s/ Mark Cohen, Mark Cohen (08/12/2025)